UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 23, 2017 and March 25, 2017	13

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 23, 2017 and September 24, 2016	14

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 23, 2017 and September 24, 2016	15

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 23, 2017	16

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 23, 2017 and September 24, 2016	17

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	19

PART II – OTHER INFORMATION

Page
99.8	Loan Agreement executed on July 28, 2017	28

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo
Date: November 16, 2017		Vice President, Chief Financial & Administrative Officer

3

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

Exhibit Number	Description
Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2	Unaudited Condensed Consolidated Balance Sheets as of September 23, 2017 and March 25, 2017

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 23, 2017 and September 24, 2016

Exhibit 99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 23, 2017 and September 24, 2016

Exhibit 99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 23, 2017

Exhibit 99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 23, 2017 and September 24, 2016

Exhibit 99.7	Notes to the Unaudited Condensed Consolidated Financial Statements

PART II – OTHER INFORMATION

Exhibit Number	Description
Exhibit 99.8	Loan Agreement executed on July 28, 2017

4

PART I – FINANCIAL INFORMATION

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview and Significant Transaction, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks”, “we”, “our”, “ours”, and “us” refer to Birks Group, Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 25, 2017 as fiscal 2017, and the current fiscal year ending March 31, 2018 as fiscal 2018. Fiscal 2018 consists of fifty-three weeks and fiscal 2017 consists of fifty-two weeks.

All figures presented in this MD&A are in U.S dollars unless otherwise specified.

Overview

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale operations in North America and the U.K. As of the date of this MD&A, we have two reportable segments, Retail and Other. Retail consists of our Canadian retail operations whereby we operate stores under the Birks brand except for two stores operated under the Brinkhaus brand. Other consists primarily of our e-commerce business and wholesale business. Prior to the Aurum Transaction (defined below), we operated stores in Florida and Georgia under the Mayors brand except for one store operated under the Rolex brand.

Significant Transaction

On August 11, 2017, the Company entered into a stock purchase agreement with Aurum Holdings Ltd. (“Aurum”) to sell its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). The sale transaction closed on October 23, 2017 for total cash consideration of $107.7 million, subject to customary post-closing adjustments related to cash, working capital, capital expenditures, transferred indebtedness and inventory (the “Aurum Transaction”). The Aurum Transaction was entered into on a cash-free, debt-free basis except for certain specified liabilities.

As part of the Aurum Transaction, Birks entered into a 5 year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks collections will continue to be sold in the United States through Mayors stores in Florida and Georgia. The Distribution Agreement is an important achievement in the Company’s strategy to develop the Birks brand into a global luxury brand. The Aurum Transaction constitutes a significant step in the Company’s efforts to strengthen its balance sheet and to execute its strategic vision of investing in the Birks brand together with the retailing of internationally-renowned jewelry and timepiece brands in Canada.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company does not intend on paying dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds will be used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian flagship stores and new store concepts, as well as in its high-growth Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy. The Company expects that the next two years will be a capital intensive spending period during which the Company intends to fully renovate its three flagship stores (Montreal, Toronto, and Vancouver) which may result in temporarily lower sales and contribution margin at these specified locations in order to generate future long-term returns for the Company.

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the consolidated statements of operations and cash flows for all periods presented. The assets and liabilities of Mayors have been segregated and reported as held for sale in the consolidated balance sheets of

September 23, 2017 with comparative adjustments for March 25, 2017. Net income from discontinued operations of $1.3 million was recorded in the 26 week period ended September 23, 2017. The tables below reconcile the Company’s results from continuing operations and from discontinuing operations for the 26 week periods ended September 23, 2017 and September 24, 2016, respectively.

	26 week period ended September 23, 2017
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	49,831	72,080	121,911
Cost of sales	29,839	45,736	75,575

Gross profit	19,992	26,344	46,336
Operating expenses	24,562	22,445	47,007

Operating (loss) income	(4,570)	3,899	(671)
Interest and other financial costs	1,101	2,480	3,581
Income tax expense	—	75	75

Net (loss) income	(5,671)	1,344	(4,327)

	26 week period ended September 24, 2016
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	54,852	74,875	129,727
Cost of sales	32,355	47,847	80,202

Gross profit	22,497	27,028	49,525
Operating expenses	24,520	22,092	46,612

Operating (loss) income	(2,023)	4,936	2,913
Interest and other financial costs	1,999	2,720	4,719
Income tax expense	—	184	184

Net (loss) income	(4,022)	2,032	(1,990)

Description of operations – continuing operations

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards. The level of our sales is impacted by the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses.

Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 6.0% of sales during the twenty-six week period ended September 23, 2017 and 4.6% of sales during the twenty-six week period ended September 24, 2016. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $0.5 million during the twenty-six week period ended September 23, 2017 and $0.5 million during the twenty-six week period ended September 24, 2016. Depreciation includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing EBITDA;

•	streamline the operational overhead costs that were incurred to support the operations of the Company prior to the Aurum Transaction in order to reflect the needs of the continuing operations going forward;

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through expansion of all sales channels including international channels of distribution and e-commerce;

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our Birks product brand as well as our retail brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, magazine, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•	provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain talent whose values are aligned with our omni-channel strategic vision.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 25, 2017 filed with the SEC on June 23, 2017, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Foreign Currency

Because our operations are based in Canada but our financial results are reported in U.S. dollars, our results are affected by foreign exchange rate changes. Revenue and expenses incurred in Canadian dollars are translated into U.S. dollars for reporting purposes. Changes in the value of the Canadian dollar compared to the U.S. dollar between periods may materially impact our results and may materially affect period over period comparisons. Over the past several years, the value of the Canadian dollar has varied significantly compared to the U.S. dollar which has impacted the level of our borrowing capacity and, for reporting purposes, in some instances, has resulted in material fluctuations in our net sales, expenses and our profits when expressed in U.S. dollars. As of September 23, 2017, we had not hedged these foreign exchange rate risks.

Results of Operations

Comparable Store Sales – from continuing operations

We use comparable store sales as a key performance measure for our business. We do not include our non-retail sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated on a constant-exchange rate basis (see “Non-GAAP measures”) which eliminates the positive and negative effects that result from translating Canadian sales into U.S. dollars due to the strengthening or weakening of the Canadian dollar in comparison to the U.S. dollar. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 23, 2017	For the 26 weeks ended September 24, 2016
Total	(10)%	(11)%

The decrease in comparable store sales during the 26 week period ended September 23, 2017 was primarily related to a decrease in sales of third party branded fine jewelry and bridal offerings, driven by a decrease in traffic and transaction volume caused primarily by a softening of the luxury retail environment in Canada and overall weaker retail conditions in the 2017 summer period, as well as the fact that, as part of the Company’s strategic plan, the Company began the renovation of two of its flagship stores (Montreal and Toronto) during the summer of 2017, leading to a temporary decline in sales volume during the construction period.

Twenty-Six Week Period Ended September 23, 2017 compared to the Twenty-Six Week Period Ended September 24, 2016

Net Sales – from continuing operations

	For the 26 weeks ended September 23, 2017	For the 26 weeks ended September 24, 2016
	(In thousands)
Net Sales – Retail	$47,852	$53,739
Net Sales – Other	1,979	1,113

Total Net Sales	$49,831	$54,852

Net sales for the 26 week period ended September 23, 2017 were $49.8 million compared to $54.9 million in the 26 week period ended September 24, 2016, which is a decrease of $5.1million. Net retail sales were $5.7 million lower than the comparable prior year period on a constant currency basis (see “Non-GAAP measures”) after excluding the $0.2 million of lower sales due to the translation of the Company’s sales denominated in Canadian dollars into U.S dollars due to a comparable store sales decrease of 10%. The increase in Net Sales – Other of $0.9 million is mainly due to an increase in wholesale sales driven by the Company’s newly signed exclusive distribution agreement for Birks branded jewelry in the U.K.

Gross Profit – from continuing operations

	For the 26 weeks ended September 23, 2017	For the 26 weeks ended September 24, 2016
	(In thousands)
Gross Profit – Retail	$18,901	$21,989
Gross Profit – Other	1,091	508

Total Gross Profit	$19,992	$22,497

Total Gross Profit was $20.0 million, or 40.1% of net sales, during the twenty-six week period ended September 23, 2017, compared to $22.5 million, or 41.0% of net sales, during the comparable prior fiscal year period. Excluding $0.1 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, gross profit decreased by $2.4 million compared to the prior fiscal year period. The 90 basis point gross margin rate decrease was primarily attributable to product sales mix and increased sales promotions in Canada.

SG&A Expenses – from continuing operations

SG&A expenses were $23.3 million, or 46.8% of net sales, in the 26 week period ended September 23, 2017, compared to $23.0 million, or 42.0% of net sales, in the 26 week period ended September 24, 2016. The increase of $0.3 million is mainly due to increased marketing and operational costs related to the Company’s strategic focus on the promotion and development of the Birks brand of $0.7 million, partially offset by a decrease in variable compensation costs driven by lower sales of $0.4 million.

Depreciation Expense – from continuing operations

Depreciation and amortization expense for the twenty-six week period ended September 23, 2017 was $0.2 million lower than the same period in the prior fiscal year, primarily due to the timing of additions to property and equipment during the period as compared to the comparable prior fiscal year period.

Interest and Other Financing Costs – from continuing operations

Interest and other financing costs were $1.1 million for the twenty-six week period ended September 23, 2017, compared to $2.0 million for the same period in the prior fiscal year, a decrease of $0.9 million driven primarily by lower average outstanding term debt during the 26 week period ended September 23, 2017 of $10.2 million as compared to $17.4 million in the comparable prior fiscal year period.

Income Tax Expense – from continuing operations

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 23, 2017, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2013 through 2017 remain open to examination in the major tax jurisdictions in which the Company operates. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our Canadian operations during these periods as the criteria for recognition of these assets was not met at September 23, 2017.

Results from discontinued operations:

For the 26 week period ended September 23, 2017, the Company’s net income from discontinued operations was $1.3 million as compared to $2.0 million for the comparable prior fiscal year period. The decrease of $0.7 million was mainly due to a decrease in gross profit attributable to a 2.9% decrease in comparable store sales driven by a $2.8 million decrease in sales due to the closure of Mayors stores for a period of up to 7 days as a consequence of Hurricane Irma, as well as an increase in SG&A expenses driven by increased occupancy costs and one-time legal and professional fees related to the Aurum Transaction.

Net Income (Loss)

The Company incurred a net loss of $4.3 million, or $0.24 per share, for the 26 week period ended September 23, 2017, comprised of a net loss from continuing operations of $5.7 million, or $0.32 per share and a net income from discontinued operations of $1.3 million, or $0.08 per share, compared to a net loss of $2.0 million, or $0.11 per share for the 26 week period ended September 24, 2016, comprised of a net loss from continuing operations of $4.0 million, or $0.22 per share and a net income from discontinued operations of $2.0 million, or $0.11 per share.

NON-GAAP MEASURES

The Company reports information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Constant currency basis

The Company evaluates its sales performance using non-GAAP measures which eliminates the foreign exchange effects of translating net sales, comparable store sales and gross profit made in Canadian dollars to U.S dollars (constant currency basis or constant exchange rate basis). Net sales, comparable store sales, gross profit and expenses on a constant exchange rate basis are calculated by taking the current period’s sales, gross profit and expenses in local currency and translating them into U.S dollars using the prior period’s foreign exchange rates. The Company believes that such measures provide useful supplemental information with which to assess the Company’s performance relative to the corresponding period in the prior year comparable period. The following tables reconcile the net sales, comparable store sales and gross profit increases (decreases) from GAAP to non-GAAP versus the previous year:

Constant Exchange Rate Basis Reconciliation	26 week period ended September 23, 2017 vs. 26 week period ended September 24, 2016
	GAAP	Translation Effect	Constant-Exchange Rate Basis
Net sales increase (decrease) – from continuing operations (in $ 000’s)
Net sales—Retail	(5,887)	(188)	(5,699)
Net sales—Other	866	(159)	1,025

Total Net Sales	(5,021)	(347)	(4,674)
Gross profit decrease – from continuing operations (in $ 000’s)
Gross Profit	(2,505)	(98)	(2,407)

Constant Exchange Rate Basis Reconciliation	26 week period ended September 23, 2017 vs. 26 week period ended September 24, 2016
	GAAP	Translation Effect	Constant-Exchange Rate Basis
Comparable store sales decrease – from continuing operations (in %)
Comparable store sales	(11)%	(1)%	(10)%

	26 week period ended September 24, 2016 vs. 26 week period ended September 25, 2015
	GAAP	Translation Effect	Constant-Exchange Rate Basis
Comparable store sales decrease – from continuing operations (in %)
Comparable store sales	(13)%	(2)%	(11)%

FINANCIAL CONDITION

Liquidity and Capital Resources

As of September 23, 2017, the Company’s ability to fund its operations and meet its cash flow requirements was dependent upon its ability to maintain positive excess availability of at least $6.0 million under its then existing senior secured credit facilities (the “Prior Credit Facilities”). Under the terms of the Prior Credit Facilities, the Company was required to maintain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis) if the Company’s availability was below $6.0 million for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that excess availability fell below $6.0 million for any five consecutive business days was considered an event of default under the Prior Credit Facilities, that could have resulted in the outstanding balances borrowed under the Company’s Prior Credit Facilities becoming due immediately, which would have resulted in cross defaults on the Company’s other borrowings. The Company had positive excess availability of at least $6.0 million throughout the 26 week period ended September 23, 2017. Another factor impacting the Company’s excess availability included, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of September 23, 2017, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would have caused an approximate $340,000 increase or decrease, respectively, in the amount of excess availability.

On October 23, 2017, pursuant to the terms of the stock purchase agreement between the Company and Aurum, the Company completed the disposition of Mayors for $107.7 million in cash, subject to customary post-closing adjustments. Concurrently with the closing of the Aurum Transaction, the Company entered into a new senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of CAN$85.0 million (US$67.1 million) (the “New Credit Facility”). The New Credit Facility, which matures in October 2022, replaced the Company’s prior $110.0 million revolver credit facility and its prior senior secured $31.0 million term loan facility which were repaid in full as a result of the Company’s divestiture of Mayors. The new credit agreement also provides the Company with an option to increase the total commitments under the New Credit Facility by up to CAN$13.0 million (US$10.3 million). The New Credit Facility bears interest at a rate of LIBOR plus a spread ranging from 0.0% - 0.5% depending on the Company’s excess availability levels. Under the new credit agreement, the Company will no longer be subject to any seasonal availability blocks or permanent availability blocks, nor will it need to comply with a minimum adjusted EBITDA financial covenant. The sole financial covenant which the Company will be required to adhere to is to maintain minimum excess availability of not less than CAN$8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAN$8.5 million for not more than two consecutive business days once during any fiscal month. The Company expects to have excess availability of at least CAN$8.5 million for at least the next twelve months.

The Company’s borrowing capacity under the New Credit Facility is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its senior lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The New Credit Facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Besides these financial covenants related to paying dividends, the terms of the New Credit Facility provide that no financial covenants are required to be met other than already described.

Borrowings under our then existing senior secured revolving credit facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 23, 2017	September 24, 2016
	(In thousands)
Senior secured revolving credit facility availability	$92,644	$82,837
Amount borrowed at month end – continuing operations	$48,819	$44,840
Amount borrowed at month end – discontinued operations	36,638	25,602

Excess borrowing capacity at month end	$7,187	$12,395

Average outstanding balance during the 26 weeks	$81,046	$70,584
Average excess borrowing capacity during the 26 weeks	$10,105	$14,231
Maximum borrowing outstanding during the 26 weeks	$90,148	$76,174
Minimum excess borrowing capacity during the 26 weeks	$6,005	$9,121
Weighted average interest rate for 26 weeks	3.2%	3.3%

The Company also has term loans outstanding with Investissement Québec that require the Company on an annual basis to have a working capital ratio of at least 1.15.

On July 28, 2017, the Company received a $2.5 million loan from one of its controlling shareholders, Montrovest B.V., to finance its working capital needs (the “Montrovest Loan”). The Montrovest Loan bears interest at an annual rate of 11%, net of withholding taxes, and is due and payable in two equal payments of $1.25 million in each of July 2018 and July 2019. The Montrovest Loan is included as part of long-term debt on the balance sheet of the Company.

On August 31, 2017, the Company executed an amendment to its then existing senior secured term loan to increase the loan amount from $28.0 million to $31.0 million. The increased amount of $3.0 million bears interest at a rate equal to adjusted LIBOR plus 9.75% per annum and was due and payable in two equal payments of $1.5 million in each of December 2017 and May 2018. As a result of the Aurum Transaction, the $31.0 million term debt was repaid in full by the Company at the transaction closing date of October 23, 2017, and hence, the debt is classified as short term on the balance sheet.

Cash flow - from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 23, 2017	September 24, 2016
	(In thousands)
Net cash provided by (used in)
Operating activities	$(8,794)	$(796)
Investing activities	(2,336)	(1,985)
Financing activities	11,766	4,888
Effect of changes in exchange rate on cash and cash equivalents	(104)	(550)

Net increase in cash and cash equivalents	$532	$1,557

Net cash used in operating activities was $8.8 million in the 26 week period ended September 23, 2017 as compared to $0.8 million in the 26 week period ended September 24, 2016. The $8.0 million decrease in cash flows related to operating activities was primarily the result of a $3.1 million increase in the level of inventory growth, a $1.6 million increase in the level of accounts receivable growth, a $0.8 million decrease in the level of accounts payable and accrued liabilities growth during the 26 week period ended September 23, 2017 compared to the comparable period in the prior fiscal year, as well as a decrease in net income from continuing operations of $1.6 million and a decrease in non-cash expenses of $0.9 million during the 26 week period ended September 23, 2017 compared to the comparable period in the prior fiscal year.

During the 26 week period ended September 23, 2017, net cash used in investing activities was $2.3 million compared to $2.0 million used in the comparable prior year period. The $0.3 million increase in net cash used in investing activities is primarily attributable to an increase in capital expenditures over the comparable prior fiscal year period.

Net cash provided by financing activities was $11.8 million in the 26 week period ended September 23, 2017 as compared to $4.9 million in the 26 week period ended September 24, 2016. The $6.9 million increase in cash flows from financing activities was primarily due to an increase in long-term debt, capital leases, and other funding of $10.1 million as well as an increase in bank indebtedness of $4.0 million, partially offset by repayments of long-term debt and outstanding principal amounts on capital lease loans of $2.3 million during the current period as compared to an increase in bank indebtedness of $6.1 million partially offset by repayments of long-term debt and outstanding principal amounts on capital lease loans of $1.2 million in the comparable prior fiscal year period.

Cash flow - from discontinued operations

Net cash used in operating activities was $10.4 million in the 26 week period ended September 23, 2017 as compared to $1.5 million in the 26 week period ended September 24, 2016. The $8.9 million decrease in cash flows related to operating activities was primarily the result of a $4.6 million decrease in the level of accounts payable and accrued liabilities growth, a $2.2 million increase in the level of inventory growth and a $1.4 million increase in the level of accounts receivable growth during the 26 week period ended September 23, 2017 compared to the comparable period in the prior fiscal year, as well as a $0.7 million decrease in net income from discontinued operations during the 26 week period ended September 23, 2017 compared to the comparable prior fiscal year period.

During the 26 week period ended September 23, 2017, net cash used in investing activities was in line with net cash used in investing activities in the comparable prior fiscal year period.

Net cash provided by financing activities was $10.9 million in the 26 week period ended September 23, 2017 as compared to $1.9 million in the 26 week period ended September 24, 2016. The $9.0 million increase in cash flows from financing activities was primarily due to an increase in bank indebtedness required to cover working capital needs of the discontinued operations due to the closure of Mayors stores during a one week period due to Hurricane Irma.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 23, 2017, we have not hedged these interest rate risks. As of September 23, 2017, we had approximately $41.1 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.5 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. Non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. The statement of operations reflects a foreign exchange rate of 1.3019 US/Cdn for the twenty-six week period ended September 23, 2017 compared to 1.2968 for the twenty-six week period ended September 24, 2016. The balance sheet reflects a foreign exchange rate of 1.2317 as at September 23, 2017 compared to 1.3165 as at September 24, 2016. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 23, 2017, we had not hedged these foreign exchange rate risks. As of September 23, 2017, we had approximately $2.9 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 23, 2017, our earnings would have increased or decreased, respectively, by approximately $1.4 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 23, 2017, our borrowing availability would have increased or decreased, respectively, by approximately $0.3 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 23, 2017. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under the New Credit Facility, (v) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under the New Credit Facility, (vi) the Company’s financial performance in the second half of fiscal 2018 and the level of capital expenditures requirements related to renewing store leases, (vii) the Company’s ability to execute its strategic vision and (viii) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 23, 2017 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 23, 2017	March 25, 2017*
Assets
Current assets:
Cash and cash equivalents	$2,476	$1,944
Accounts receivable	4,505	2,554
Inventories	71,994	65,894
Prepaids and other current assets	1,520	1,411
Assets of disposal group classified as held for sale	97,667	77,962

Total current assets	178,162	149,765
Property and equipment	14,324	11,606
Intangible assets	3,333	2,700
Other assets	6	7
Assets of disposal group classified as held for sale	—	14,860

Total non-current assets	17,663	29,173

Total assets	$195,825	$178,938

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$48,819	$44,840
Accounts payable	22,963	18,475
Accrued liabilities	5,508	4,951
Current portion of long-term debt	6,792	2,393
Liabilities of disposal group held for sale	90,159	57,628

Total current liabilities	174,241	128,287
Long-term debt	5,328	4,057
Other long-term liabilities	7,101	5,040
Liabilities of disposal group held for sale	—	28,758

Total long-term liabilities	12,429	37,855
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,488	16,372
Accumulated deficit	(78,248)	(73,921)
Accumulated other comprehensive income	1,314	744

Total stockholders’ equity	9,155	12,796

Total liabilities and stockholders’ equity	$195,825	$178,938

*	Retrospectively revised (see note 9)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 23, 2017	26 weeks ended September 24, 2016*
Net sales	$49,831	$54,852
Cost of sales	29,839	32,355

Gross profit	19,992	22,497
Selling, general and administrative expenses	23,304	23,037
Depreciation and amortization	1,258	1,483

Total operating expenses	24,562	24,520

Operating loss	(4,570)	(2,023)
Interest and other financial costs	1,101	1,999

Loss from continuing operations before income taxes	(5,671)	(4,022)
Income tax expense	—	—
Net loss from continuing operations	(5,671)	(4,022)
Net income from discontinued operations, net of tax	1,344	2,032

Net loss	(4,327)	(1,990)

Weighted average common shares outstanding, basic and diluted	17,961	17,961
Net loss per common share, basic and diluted	$(0.24)	$(0.11)
Net loss from continuing operations per common share, basic and diluted	$(0.32)	$(0.22)

*	Retrospectively revised (see note 9)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	26 weeks ended September 23, 2017	26 weeks ended September 24, 2016
Net loss	$(4,327)	$(1,990)
Other comprehensive income :
Foreign currency translation adjustments (1)	570	167

Total comprehensive loss	$(3,757)	$(1,823)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 25, 2017	17,960,881	$69,601	$16,372	$(73,921)	$744	$12,796
Net loss	—	—	—	(4,327)	—	(4,327)
Cumulative translation adjustment (1)	—	—	—	—	570	570

Total comprehensive loss	—	—	—	—	—	(3,757)
Compensation expense resulting from stock options granted to management	—	—	116	—	—	116

Balance at September 23, 2017	17,960,881	$69,601	$16,488	$(78,248)	$1,314	$9,155

(1)	The change in cumulative translation adjustments is not due to reclassifications out of accumulated other comprehensive income (loss).

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 23, 2017	26 weeks ended September 24, 2016*
Cash flows used in operating activities:
Net loss attributable to owners of the Company	$(4,327)	$(1,990)
Net income from discontinued operations	1,344	2,032
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,270	1,503
Accretion of debt costs	71	194
Other operating activities, net	(69)	448
(Increase) decrease in:
Accounts receivable	(1,951)	(337)
Inventories	(6,100)	(3,019)
Prepaids and other current assets	(110)	(243)
Increase (decrease) in:
Accounts payable	3,209	3,631
Accrued liabilities and other long-term liabilities	557	1,049

Net cash used in operating activities from continuing operations	(8,794)	(796)
Net cash used in operating activities from discontinued operations	(10,401)	(1,517)

	(19,195)	(2,313)

Cash flows used in investing activities:
Additions to property and equipment	(1,705)	(1,978)
Additions to intangibles	(631)	(7)

Net cash used in investing activities from continuing operations	(2,336)	(1,985)
Net cash used in investing activities from discontinued operations	(497)	(369)

	(2,833)	(2,354)

Cash flows (used in) provided by financing activities:
Increase (decrease) in bank indebtedness	3,979	6,083
Proceeds from capital lease funding	3,111	—
Repayment of obligations under capital leases	(682)	(393)
Payment of loan origination fees and costs	(6)	(3)
Repayment of long-term debt	(1,638)	(771)
Increase in long-term debt	5,481	—
Other financing activities	1,521	(28)

Net cash provided by financing activities from continuing operations	11,766	4,888
Net cash provided by financing activities from discontinued operations	10,898	1,886

	22,664	6,774

Effect of changes in exchange rate on cash and cash equivalents	(104)	(550)

Net increase in cash and cash equivalents	532	1,557
Cash and cash equivalents, beginning of period	1,944	2,344

Cash and cash equivalents, end of period	$2,476	$3,901

Supplemental disclosure of cash flow information:
Interest paid	$1,101	$1,824
Non-cash transactions:
Property and equipment additions included in accounts payable and accrued liabilities	$2,057	$967

*	Retrospectively revised (see note 9)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of the Canadian parent company Birks Group Inc. and its former wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”).

These unaudited condensed consolidated financial statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 23, 2017 and September 24, 2016 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 25, 2017, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 23, 2017.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 31, 2018 as fiscal 2018, and the prior fiscal year ending March 25, 2017 as fiscal 2017. Fiscal 2018 consists of fifty-three weeks and fiscal 2017 consists of fifty-two weeks.

On August 11, 2017, the Company entered into a stock purchase agreement with Aurum Holdings Ltd. (“Aurum”) to sell its wholly-owned subsidiary, Mayors. Pursuant to the terms and conditions of the stock purchase agreement, at the closing, Aurum acquired 100% of the outstanding equity interests of Mayors. The sale transaction closed on October 23, 2017 for total cash consideration of $107.7 million subject to customary post-closing adjustments related to cash, working capital, capital expenditures, transferred indebtedness and inventory (the “Aurum Transaction”). The Aurum Transaction was entered into on a cash-free, debt-free basis except for certain specified liabilities. The assets and liabilities of Mayors have been segregated and classified as a disposal group held for sale in the consolidated balance sheets as of September 23, 2017 with comparative adjustments for March 25, 2017. Furthermore, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. This is further described in note 9.

References to the Company exclude the cash flows, operations, assets and liabilities of the discontinued operations.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable and deferred tax assets as well as the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations as well as specified excess availability levels under its New Credit Facility (defined in note 6 below), and adhering to the financial covenant described in note 6.

The Company reported net losses from continuing operations of $5.7 million and $4.0 million for the 26 week periods ended September 23, 2017 and September 24, 2016, respectively. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing. It is also dependent on its future performance, which is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company continually reviews its store leases to optimize its performance. Approximately 26% of the Company’s store leases are renewable within twenty-four months. Approximately 23% of the Company’s store leases which are renewable within the next twenty-four months require an obligation to incur capital expenditures. The availability of financing will impact the Company’s ability to renew leases or enter into new ones, which can in turn, impact the number of retail locations the Company operates and the level of sales the Company generates in the future.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2. Recent Accounting Pronouncements

Recent Accounting Pronouncements not yet adopted:

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. In 2016, the FASB issued three additional ASUs to provide clarification to Topic 606. The ASUs will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for its fiscal year beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is still evaluating the impact of adopting these standards will have on its consolidated financial statements and related disclosures.

In February 2017, the FASB issued ASU 2017-02 - Leases (Topic 842). The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments – Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15 - Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230). The new guidance primarily addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The following eight specific cash flows issues are addressed: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

3. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 23, 2017, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2013 through 2017 remain open to examination in the major tax jurisdictions in which the Company operates.

The Company recorded no income tax benefit for the twenty-six week period ended September 23, 2017 and for the comparable period ended September 24, 2016. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of its Canadian deferred tax assets in the future. As of September 23, 2017, the Company had recorded a valuation allowance of $8.7 million (March 25, 2017 - $6.1 million) against the full value of the Company’s net deferred tax assets.

4. Net Income (loss) Per Common Share

For the twenty-six week period ended September 23, 2017, the Company’s net loss per common share on a basic and diluted basis was ($0.24). For the twenty-six week period ended September 23, 2017, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.32). Excluded from the computation of net loss per diluted share and net loss from continuing operations were 874,443 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 24, 2016, the Company’s net loss per common share on a basic and diluted basis was ($0.11). For the twenty-six week period ended September 24, 2016, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.22). Excluded from the computation of net loss per diluted share and net loss from continuing operations per diluted share were 656,789 shares underlying outstanding stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

5. Inventories

Inventories are summarized as follows:

	As of September 23, 2017	As of March 25, 2017*
	(In thousands)
Raw materials	$4,708	$2,890
Work in progress	35	41
Retail inventories and manufactured finished goods	67,251	62,963

	$71,994	$65,894

*	Retrospectively revised (note 9)

6. Bank Indebtedness and Long-term Debt

As of September 23, 2017 and March 25, 2017, bank indebtedness consisted solely of amounts owing under the Company’s then existing senior secured revolving credit facility (the “Prior Revolving Credit Facility”), which had an outstanding balance of $39.8 million and $41.2 million respectively. The Prior Revolving Credit Facility was collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $7.2 million as of September 23, 2017 and $14.2 million as of March 25, 2017. The Company met its excess availability requirements throughout the 26-week period ended September 23, 2017.

As of September 23, 2017, the Company’s ability to fund its operations and meet its cash flow requirements was dependent upon its ability to maintain positive excess availability of at least $6.0 million under its then existing senior secured credit facilities (the “Prior Credit Facilities”). Under the terms of the Prior Credit Facilities, the Company was required to maintain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis) if the Company’s availability was below $6.0 million for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that excess availability fell below $6.0 million for any five consecutive business days was considered an event of default under the Prior Credit Facilities that could have resulted in the outstanding balances borrowed under the Company’s Prior Credit Facilities becoming due immediately, which would have resulted in cross defaults on the Company’s other borrowings. The Company had positive excess availability of at least $6.0 million throughout the 26 week period ended September 23, 2017. Another factor impacting the Company’s excess availability included, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of September 23, 2017, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would have caused an approximate $340,000 increase or decrease, respectively, in the amount of excess availability.

On October 23, 2017, pursuant to the terms of the stock purchase agreement between the Company and Aurum, the Company completed the disposition of Mayors for $107.7 million in cash, subject to customary post-closing adjustments. Concurrently with the closing of the Aurum Transaction, the Company entered into a new senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of CAN$85.0 million (US$67.1 million) (the “New Credit Facility”). The New Credit Facility, which matures in October 2022, replaced the Company’s prior $110.0 million revolver credit facility and its prior senior secured $31.0 million term loan facility which were repaid in full as a result of the Company’s divestiture of Mayors. The new credit agreement also provides the Company with an option to increase the total commitments under the New Credit Facility by up to CAN$13.0 million (US$10.3 million). The New Credit Facility bears interest at a rate of LIBOR plus a spread ranging from 0.0% - 0.5% depending on the Company’s excess availability levels. Under the New Credit Facility, the Company will no longer be subject to any seasonal availability blocks or permanent availability blocks, nor will it need to comply with a minimum adjusted EBITDA financial covenant. The sole financial covenant which the Company will be required to adhere to is to maintain minimum excess availability of not less than CAN$8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below CAN$8.5 million for not more than two consecutive business days once during any fiscal month. The Company expects to have excess availability of at least CAN$8.5 million for at least the next twelve months.

The Company’s borrowing capacity under the New Credit Facility is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by its senior lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

The New Credit Facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Besides these financial covenants related to paying dividends, the terms of the New Credit Facility provide that no financial covenants are required to be met other than already described.

On August 31, 2017, the Company executed an amendment to its then existing senior secured term loan to increase the loan amount from $28.0 million to $31.0 million. The increased amount of $3.0 million bears interest at a rate equal to adjusted LIBOR plus 9.75% per annum and was due and payable in two equal payments of $1.5 million in each of December 2017 and May 2018. As a result of the Aurum Transaction, the $31.0 million term debt was repaid in full by the Company at the transaction closing date of October 23, 2017, and hence, the debt is classified as short term on the balance sheet.

The Company also has term loans with Investissement Québec that require the Company on an annual basis to have a working capital ratio of at least 1.15.

7. Segmented Information

The Company has two reportable segments, Retail and Other. Retail is comprised of the Company’s retail operations. Other consists primarily of our e-commerce and wholesale businesses. In Canada, the Company operates stores under the Birks brand except for two stores operated under the Brinkhaus brand.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 23, 2017 and September 24, 2016 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/23/17	26 weeks ended 9/24/16*	26 weeks ended 9/23/17	26 weeks ended 9/24/16*	26 weeks ended 9/23/17	26 weeks ended 9/24/16*
	(In thousands)
Sales to external customers	$47,855	$53,744	$1,976	$1,108	$49,831	$54,852
Inter-segment sales	—	—	4,513	6,755	4,513	6,755
Unadjusted gross profit	$19,048	$22,931	$1,091	$508	$20,139	$23,439

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 23, 2017 and September 24, 2016:

	26 weeks ended September 23, 2017	26 weeks ended September 24, 2016*
	(In thousands)
Unadjusted gross profit	$20,139	$23,439
Inventory provisions	(624)	(355)
Other unallocated costs	415	(616)
Adjustment of intercompany profit	62	29

Gross profit	$19,992	$22,497

*	Retrospectively revised (note 9)

8. Related Party Transactions

On July 28, 2017, the Company received a $2.5 million loan from one of its controlling shareholders, Montrovest B.V., to finance its working capital needs (the “Montrovest Loan”). The Montrovest Loan bears interest at an annual rate of 11%, net of withholding taxes, and is due and payable in two equal payments of $1.25 million in each of July 2018 and July 2019. The Montrovest Loan is included as part of long-term debt on the balance sheet of the Company.

9. Disposal group held for sale and discontinued operations

The Company considers a component to be classified as discontinued operations when it meets the criteria established under GAAP related to reporting discontinued operations and disclosures of disposals of components of the Company. The disposal of such components that represents a strategic shift that should have or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the condensed consolidated statements of operations for current and prior periods commencing in the period in which the business meets the criteria of an asset held for sale and discontinued operation, and will include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

On August 11, 2017, the Company entered into a stock purchase agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operates in Florida and Georgia and is engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for a total gross cash proceeds of $107.7 million. This disposal is in line with the Company’s objective to accelerate the transformation of Birks into an international omni-channel business and into a globally-renowned luxury brand. With the sale of Mayors, the Company will solely focus its retail operations in Canada through the renovation of its new flagship stores and new concepts stores, and will shift its strategic focus towards growing the Birks brand internationally through the growing of its e-commerce and wholesale businesses. Because the Company’s retail operations in the U.S market were a signification part of the Company’s operations and financial results, the Company has determined that the disposal of Mayors represents a strategic shift. Accordingly, the assets and liabilities of Mayors have been segregated and classified as held for sale in the consolidated balance sheets as of September 23, 2017 with comparative adjustments for March 25, 2017. Furthermore, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. Legal and professional fees of approximately $1.0 million have been incurred as a result of the Aurum Transaction. These transaction fees along with the interest expense generated by the Prior Credit Facilities associated with Mayors have been allocated to the results of the discontinued operations.

The assets and liabilities of the disposal group classified as held for sale are presented as current as at September 23, 2017 and current or long-term as at March 25, 2017. The assets and liabilities of the disposal group were as follows as at September 23, 2017 and March 25, 2017:

	As of
	September 23, 2017	March 25, 2017
	(In thousands)
Assets
Current assets:
Accounts receivable	11,853	11,007
Inventories	70,372	66,175
Prepaids and other current assets	993	780

Total current assets	83,218	77,962

Property and equipment	8,693	9,076
Intangible assets	273	298
Other assets	180	183
Deferred income taxes	5,303	5,303

Total non-current assets	14,449	14,860

Total assets	$97,667	$92,822

Liabilities
Current liabilities:
Bank Indebtedness	36,638	25,602
Accounts payable	20,523	28,174
Accrued liabilities	2,980	3,435
Current portion of long-term debt	27,727	417

Total current liabilities	87,868	57,628
Long-term debt	60	26,468
Other long-term liabilities	2,231	2,290

Total liabilities	$90,159	$86,386

The following table presents the net income from discontinued operations for the 26 week period ended September 23, 2017 and September 24, 2016.

	26 weeks ended September 23, 2017	26 weeks ended September 24, 2016
	(In thousands)
Net sales	$72,080	$74,875
Cost of sales	45,736	47,847

Gross profit	26,344	27,028
Selling, general and administrative expenses	21,284	20,870
Depreciation and amortization	1,161	1,222

Total operating expenses	22,445	22,092

Operating income	3,899	4,936
Interest and other financial costs	2,480	2,720

Income before income taxes	1,419	2,216
Income tax expense	75	184

Net income from discontinued operations	1,344	2,032

Weighted average common shares outstanding, basic and diluted	17,961	17,961
Net income from discontinued operations per common share, basic and diluted	0.08	0.11

10. Subsequent events

As discussed in notes 1 and 6, on October 23, 2017, pursuant to the terms of the stock purchase agreement between the Company and Aurum, the Company completed the disposition of Mayors for $107.7 million in cash, subject to customary post-closing adjustments. This transaction is expected to generate a significant gain on disposal. As a result of this disposition, the Company has fully repaid $72.4 million of debt associated with Mayors as well as $30.2 million of debt associated with continuing operations and entered into the New Credit Facility. The Company has also incurred total debt break-up fees and transaction fees related to this disposition of approximately $3.9 million, which will be included in net income from discontinued operations in the second half of the fiscal year. Furthermore, as a condition to the closing of the Aurum Transaction, the Company and Mayors entered into (i) an inventory purchase agreement whereby the Company purchased approximately $1.8 million in inventory from Mayors; (ii) a transition services agreement whereby the Company will provide certain transition services to Mayors for a period of six months following the closing date of the transaction, subject to certain renewal rights; (iii) a services agreement whereby Mayors will provide certain services to the Company for a period of twelve months following the closing date of the transaction, subject to certain renewal rights and; (iv) an authorized five-year dealer agreement with Mayors whereby Mayors will promote the sale of Birks branded products and trademarks at its existing locations in the United States.

PART II – OTHER INFORMATION

LOAN AGREEMENT

On July 28, 2017, Birks Group Inc. (the “Company”) entered into a Loan Agreement effective as of July 20, 2017 (the Loan “Agreement”) with Montrovest B.V. (“Montrovest”), one of its controlling shareholders, pursuant to which the Company received a US$2.5 million loan to finance its working capital needs. The loan is repayable in two equal installments of US$1.25 million on each of July 20, 2018 and July 20, 2019. The principal amount of the loan which remains outstanding bears interest, calculated daily, at an annual rate of 11%, net of all withholding taxes. The interest is payable monthly. An annual fee of US$10,000 is also payable to Montrovest in connection with the loan. The Company may repay the loan, in whole or in part, at any time without premium or penalty, except that if the loan is repaid, in full, within 6 months of the effective date, a prepayment fee of US$7,500 will be due and payable to Montrovest.

Indebtedness under the Loan Agreement is subordinated to the Company’s indebtedness under its existing senior credit facility.

The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the actual Loan Agreement which is filed as Exhibit 99.8 to this Form 6-K.

EXHIBIT 99.8

LOAN AGREEMENT

LOAN AGREEMENT executed on July 28, 2017 with effect as of July 20, 2017 (the “Effective Date”).

BETWEEN:	MONTROVEST B.V., a legal person incorporated under the laws of Netherlands

(the “Lender”);

AND:	BIRKS GROUP INC., a legal person incorporated under the laws of Canada

(the “Borrower”);

WHEREAS the Borrower wishes to borrow a certain amount from the Lender and the Lender has agreed to lend such amount to the Borrower, subject to and in accordance with the provisions hereof.

NOW THEREFORE, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

DEFINITIONS

In this Agreement, capitalized terms not otherwise defined herein, shall have the following meaning:

“Agreement” means the loan agreement as amended, amended and restated, supplemented or otherwise modified from time to time.

“Maturity Date” means July 20, 2019.

“Montrovest Subordination Agreement” means the Amended and Restated Postponement and Subordination agreement, dated as of June 8, 2011, with, inter alios, the Borrower, the Lender, and each Senior Agent (or their predecessors), as amended, amended and restated, supplemented or otherwise modified from time to time.

“Revolving Credit Agreement” means the Second Amended and Restated Credit and Security Agreement dated as of June 8, 2011, with, inter alios, the Borrower and Mayor’s Jewelers, Inc., as borrowers, and Bank of America, N.A., as administrative agent, Bank of America, N.A., as Canadian administrative agent, and Bank of America, N.A. and Wells Fargo Bank, National Association, as co-collateral agents, with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Capital Finance, LLC, as co-lead arrangers and co-book managers and the financial institutions party thereto from time to time as secured parties, as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time.

“Senior Agents” means, collectively, Bank of America, N.A., in its capacity as administrative agent, and Crystal Financial LLC, in its capacity as administrative agent and collateral agent.

“Senior Credit Agreements” means, collectively, the Revolving Credit Agreement and the Term Loan Agreement.

“Senior Secured Parties” means, collectively, the secured parties under the Revolving Credit Agreement and the secured parties under the Term Loan Agreement.

“Term Loan Agreement” means the Third Amended and Restated Term Loan and Security Agreement dated as of November 21, 2014, with, inter alia, the Borrower and Mayor’s Jewelers, Inc., as borrowers, Crystal Financial LLC, as administrative agent and collateral agent, and the financial institutions party thereto from time to time as secured parties, as amended, amended and restated, supplemented, refinanced, replaced or otherwise modified and in effect from time to time.

“US dollars” and “US$” mean the lawful currency of the United States.

ARTICLE 1

LOAN

1.1	The Facility

Subject to the provisions hereof, the Lender agrees to lend the Borrower an amount of two million five hundred thousand US dollars (US$2,500,000) (the “Loan”), repayable in full by the Maturity Date; provided that such payment shall be subject to the terms of Section 5.6, the Montrovest Subordination Agreement and each of the Senior Credit Agreements.

1.2	Purpose of the Loan

The Loan provided by the Lender to the Borrower in accordance with the provisions hereof shall be used for working capital needs.

1.3	Interest

The principal amount of the Loan which, at any time and from time to time, remains outstanding shall bear interest, calculated daily, on the daily balance of such Loan, from the Effective Date up to and including the day preceding the date of repayment, in full, at an annual rate of 11%, which is net of all applicable withholding taxes.

1.4	Payment of Interest

The interest payable in accordance with Section 1.3 and calculated in the manner described therein shall be payable to the Lender monthly in arrears on the first business day of each calendar month to the extent permitted under Section 5.6, the Montrovest Subordination Agreement and each of the Senior Credit Agreements.

ARTICLE 2

REPAYMENT

2.1	Repayment of the Loan

Subject to the terms of Section 5.6, the Montrovest Subordination Agreement and each of the Senior Credit Agreements,

a)	the Borrower will repay the principal amount of the Loan in two equal installments of US$1,250,000, payable on July 20, 2018 and on the Maturity Date.

b)	the Borrower may repay the principal amount of the Loan, in whole or in part, at any time and without any premium or penalty, upon notice of not less than seven (7) days. Notwithstanding the foregoing, if the Loan is repaid, in full, within six months of the Effective Date, a prepayment fee of US$7,500 will be due and payable by the Borrower concurrently with such prepayment.

2.2	Fees

An annual fee of US$10,000 shall be payable by the Borrower to the Lender in connection with the availability of the Loan within 15 days of the Effective Date and on the first anniversary of the Effective Date.

2.3	No Compensation or Counterclaim by Borrower

All payments by the Borrower to the Lender hereunder shall be made free and clear of and without any deduction for or on account of any compensation or counterclaim.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants to the Lender that:

3.1	Incorporation

The Borrower is a corporation duly incorporated and organized, validly existing and in good standing under all laws, ordinances, decrees, orders, rules, regulations and directives of governmental bodies, in each case having the force of law, and all applicable provisions of treaties, as well as all ordinances and other decrees of tribunals and arbitrators (the “Laws”) of its jurisdiction of incorporation and of all jurisdictions in which it carries on business. The Borrower has the capacity and power, whether corporate or otherwise, to hold its assets and carry on the business presently carried on by it or which it proposes to carry on hereafter in each jurisdiction where such business is carried on.

3.2	Authorization

The Borrower has the power and has taken all necessary steps under the applicable Law in order to be authorized to borrow hereunder and to execute and deliver and perform its obligations under this Agreement in accordance with the terms and conditions hereof has been duly executed and delivered by duly authorized officers of the Borrower and is, and when executed and delivered in accordance with the terms thereof, shall be, a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms.

3.3	Compliance of this Agreement

The execution and delivery of and performance of the obligations under this Agreement in accordance with its terms therein, do not require any consents or approvals, do not violate any Laws, do not conflict with, violate or constitute a breach under the constating documents or by-laws of the Borrower or under any material agreements, contracts or deeds to which the Borrower is a party or binding upon it or its assets which have not been obtained.

3.4	Regulatory Approvals

The Borrower is not required to obtain any consent, approval, authorization, permit or license, nor to effect any filing or registration with any federal, provincial or other regulatory authority in connection with the execution, delivery or performance of this Agreement which has not been obtained.

ARTICLE 4

INDEMNITY

4.1	Indemnity

The Borrower shall at all times protect, indemnify and hold harmless the Lender and its affiliates, directors, officers, agents and employees (collectively, the “Indemnified Parties”) from and against any losses, claims, damages, liabilities or other expenses which arise out of or in connection with the Loan or this Agreement, including those which may arise from or in respect of the failure of the Borrower to pay principal, interest, fees or any other amount hereunder when due, the exercise by the Lender of its rights and recourses under this Agreement and at Law and any action, suit or proceeding (whether or not any Indemnified Party is a party or is subject thereto).

ARTICLE 5

MISCELLANEOUS

5.1	Notice

Any notice or other communication required or permitted to be given by the terms of this Agreement, shall be in writing and be effectively given if delivered personally, sent by courier service, sent by registered mail, or sent by facsimile, or other means of electronic communication and confirmed through receipt of electronic or other written confirmation that the notice has been received by the other party.

Notice to the Borrower shall be given to:

Birks Group Inc.

2020 Robert-Bourassa Blvd., Suite 200

Montreal, Quebec, Canada H3A 2A5

Attention: Vice-President, Chief Financial and Administrative Officer and Vice-President, Legal Affairs and Corporate Secretary

Telephone: (514) 397-2592; (514) 397-2509

Telecopier: (514) 397-2537

Notice to the Lender shall be given to:

Montrovest B.V.

Spoorsingel 11

2871 TT Schoonhoven

THE NETHERLANDS

Attention: Managing Director

Telephone: (31) 182-386070

Telecopier: (31) 182-387570

or to such other individuals as either party may designate in writing from time to time. If received after 4:00 p.m. on a business day, notice shall be deemed to have been received on the next business day. Any notice sent by registered mail shall be deemed to be received within three (3) business days.

5.2	Payments

All payments to the Lender contemplated hereunder shall, unless the Borrower receives written instructions to the contrary from the Lender, be made at the address for the Lender set forth in Section 5.1.

5.3	Rights and Recourses

The rights and recourses of the Lender under this Agreement are cumulative and do not exclude any other rights and recourses which the Lender might have, and no omission or delay on the part of the Lender in the exercise of any right shall have the effect of operating as a waiver of such right, and the partial or sole exercise of a right or power will not prevent the Lender from exercising thereafter any other right or power.

5.4	Benefit of Agreement

This Agreement shall be binding upon and subject to Section 5.6, enure to the benefit of each party hereto and its successors and permitted assigns. This agreement may be assigned by the Lender without the Borrower’s consent, provided that the assignee thereof agrees to be bound by the terms of Section 5.6 pursuant to documentation satisfactory to each Senior Agent. The Borrower may not assign this Agreement without the prior written consent of the Lender.

5.5	Further Assurances

The Borrower covenants and agrees that, at the request of the Lender, the Borrower will at any time and from time to time execute and deliver such further and other documents and instruments and do all acts and things as the Lender in its absolute discretion requires in order to evidence the indebtedness of the Borrower under this Agreement or otherwise.

5.6	Subordination

Notwithstanding anything to the contrary contained herein or in any other document executed and delivered in connection with this Agreement, each of the parties hereto acknowledges, agrees and covenants that all of the Borrower’s indebtedness and other obligations hereunder and under any other documents or instruments executed and delivered in connection herewith or pursuant to the terms hereof or thereof (the “Borrower Obligations”) shall at all times remain inferior and junior and shall be subordinated in full to all present and future indebtedness, liabilities and obligations of the Borrower to the Senior Agents and the Senior Secured Parties under the Senior Credit Agreements and any other documents creating or evidencing the hypothecs or other security granted or to be granted to the Senior Agents and the Senior Secured Parties as security for the obligations under the Senior Credit Agreements and any other agreement, document or instrument ancillary or accessory thereto, as amended, supplemented or replaced from time to time, in capital, interest, fees and accessories, including interest on overdue interest, fees and accessories (the “Senior Indebtedness”) and that payment of the Borrower Obligations, in whole or in part, whether in principal, interest, or otherwise, whether at maturity, before maturity or upon default, shall be postponed to the indefeasible payment of the Senior Indebtedness in full in cash unless otherwise consented to in writing by the Senior Agents through an amendment to the Senior Credit Agreements, the Montrovest Subordination Agreement or otherwise. In addition, the Borrower Obligations shall at all times remain unsecured. This Agreement shall constitute a Cash Advance Agreement (as defined in the Montrovest Subordination Agreement). This Agreement may not be amended, waived or otherwise modified without the prior written consent of each Senior Agent.

This Section 5.6 is intended for the benefit of, and each of the Senior Agents are third party beneficiaries of this provision, and may be enforced by, each of the Senior Agents and Senior Secured Parties, as third parties beneficiaries of this provision.

5.7	Currency

Unless the contrary is indicated, all amounts referred to herein are expressed in US Dollars.

5.8	Applicable Law

This Agreement, its interpretation and its application shall be governed by the Laws of the Province of Québec. The parties hereto irrevocably attorn to the jurisdiction of the Superior Court of the Province of Québec sitting in Montreal.

5.9	Language

The parties acknowledge that they have required that the present Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto be drawn up in English. Les parties reconnaissent avoir exigé la rédaction en anglais de la présente convention ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directement ou indirectement, relativement ou à la suite de la présente convention.

5.10	Entire Agreement

This Agreement together with all documents to be delivered in conjunction herewith constitutes the entire agreement by and among the parties pertaining to the Loan and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect thereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the date first hereinabove mentioned.

MONTROVEST B.V.

By:	/s/ P.C.G. van Duuren
Name: P.C.G. van Duuren
Title: Director

BIRKS GROUP INC.

By:	/s/ Pasquale (Pat) Di Lillo
Name: Pasquale (Pat) Di Lillo
Title: Vice-President, Chief Financial and Administrative Officer

By:	/s/ Miranda Melf
Name: Miranda Melfi
Title: Vice-President, Legal Affairs and Corporate Secretary